Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Canadian National Railway Company
                                                   Commission File No. 333-94399


[CN LOGO]                                                            [BNSF LOGO]



FOR IMMEDIATE RELEASE

                BNSF AND CN DISAPPOINTED BY U.S. APPEALS COURT'S
               DECISION TO UPHOLD SURFACE TRANSPORTATION BOARD'S
                             RAIL MERGER MORATORIUM

                 RAILROADS TO REVIEW OPTIONS IN LIGHT OF RULING

FORT WORTH, Texas, and MONTREAL, July 14, 2000 -- Robert D. Krebs, chairman and chief executive officer of Burlington Northern Santa Fe Corporation (NYSE: BNI)
(BNSF), and Paul M. Tellier, president and chief executive officer of Canadian National Railway Company (NYSE: CNI; TSE: CNR) (CN), issued the following statement today:

"BNSF and CN are deeply disappointed by today's court decision upholding the Surface Transportation Board's rail merger moratorium. The ruling, by the United States Court of Appeals for the District of Columbia Circuit, means that CN and BNSF will not be able to file their common control application with the STB until the moratorium is lifted.

"The managements of CN and BNSF will discuss the ruling's implications for their proposed business combination, and each will consult its respective board of directors. Neither BNSF nor CN will speculate about its options."

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The largely end-to-end combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

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Canadian National Railway Company spans Canada and mid-America, from the
Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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CN contact:                                                      BNSF contact:
Mark Hallman                                                     Dick Russack
(416) 217-6390                                                   (817) 352-6425